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team excel

Our solution
To administrators and teachers, Team Excel is the easy-to-implement solution that leverages the power of teamwork and competition to improve student outcomes and increase volunteerism. That's because we:
Build a team.
We provide or complement your life skills curriculum, connect students with coaches and mentors to build a caring support system, and help them work towards their goals.
Make it fun.
Our platform gamifies student success metrics like academics, attendance, community service, and more to make learning and personal development a fun and healthy competition.
Get results.
Through our solution, students become more engaged, find a sense of belonging, and perform better in and out of the classroom.

Founded: 02/08/2019

Headquarters: Richmond, VA

Website: https://www.teamexcel.com/



raised:

$0

0

$8.2M



$10K

Min Funding

$107K

Max Funding

Common Shares

Shares Offered

equity

Offering Type

2022-07-27

Offering Closes

Not Accepting Investments at this time

Overview   Team   Documents   Disclosures   Pitch   Updates   Press   Q&A

Problem

Students are underachieving due to a lack of motivation, not ability. In fact, a pre-pandemic study found that 40% of high school students were chronically disengaged from school. Now post pandemic, a study conducted by EdWeek found that 88% of teachers believed their students were less motivated due to the pandemic. This lack of motivation is due to many reasons and it is no secret that the pandemic has cause many students to disengage and lose their motivation. Consequently, school districts are suffering from low academic achievement, more discipline problems, and increased mental health issues.

Solution

Team Excel leverages the power of teamwork and competition to increase motivation, improve student outcomes, and enhance student well-being. Our team approach to student success creates small support groups that provide students with a sense of belonging. We have found that peer-to-peer accountability allows students to support and motivate each other to excel, and we have witnessed tremendous results! To expand our Team Excel model, we are building a digital platform and app that allows students around the globe to compete and motivate each other to excel in the classroom and in life!

Product

The Team Excel web application and mobile apps allow schools and nonprofits to create their own Team Excel Leagues. Through the digital application, schools can customize their success metrics, allow student teams to compete and track their results, increase engagement between students and mentors, and run reports to analyze their outcomes and



Business Model

Team Excel licenses its platform and program model to school districts and nonprofit organizations. We use a tiered pricing model with a per school price that includes the platform and a success coach that works with the school to oversee the onboarding, training and implementation.

Traction

Team Excel has initial traction with four free pilots and two paying customers. We've spent a considerable amount of time running the program inside of schools to ensure we had a model that works. Now that we have a fully operational platform and we are focused on growing our customer based to positively impact students around the globe.

Recognition

Team Excel was the winner of the Dominion Energy Innovation Center Center Street Pitch competition in 2021. We were selected to participate in the Lighthouse Labs Accelerator program to fill one of 10 slots, out of over 200 applications.



Johnathan Mayo

Founder & CEO

Johnathan has a personal passion for building brands and companies that ultimately have a positive impact on society. He is an experienced serial entrepreneur with a demonstrated history of working across the non profit, restaurant and other business communities. He is skilled in Entrepreneurship, Foundation Management, Integrated Marketing, and Event Management, Public Speaking, and Sponsorship Development. He is the founder and CEO of Team Excel, and the founder and former leader of marketing firm Avail, Inc. and cause marketing platform Serving Up Change. Johnathan has a B.S. in mechanical engineering from Virginia Military Institute (VMI), and Masters degrees in business administration and sports leadership and marketing from Virginia Commonwealth University.



Documents

   Corporate Documentation

   Subscription Agreement

   Offering Memorandum

Disclosures

Pitch Presentation

Team Excel is a digital platform that leverages the power of teamwork and competition to increase motivation and improve student outcomes. We use a "reverse fantasy sports" model where instead of pro athletes earning points for touchdowns and tackles, student teams earn points and compete based on metrics such as academics, attendance, community service hours, and more! This fun and innovative approach to student success has yielded amazing outcomes and is ready to grow! Our initial program increased student grade point averages by 27% and demonstrated improvements in areas such as self-efficacy, citizenship and leadership. In 2009 we transitioned Team Excel from a nonprofit to a for-profit social enterprise model. The reason for this transition was simple; scale and sustainability. After we determined our model was extremely effective, we knew that technology had to be at the core of our expansion in order to scale quickly, and impact students around the globe! As a social enterprise, we have a sustainable model because its based on a fee-for-service. This holds us accountable to ensure that we are producing the outcomes to retain and grow our customer base. In addition, because we raised charitable funds for years, we know how to help our customers (we like to call them partners) secure the funds to secure our platform and support services. More and more people are realizing the benefits of social enterprises because they combine the capitalist concepts of ensuring you are actually solving a problem and getting results, but with a focus on solving a social issue. As a Black founder, raising capital has been a challenge. It is no secret that there are huge disparities in funding for underserved founders, and I have experienced this first hand. For the first half of 2021 where there were record investments for startup capital, only 1.2% went to founders of



strive to motivate students around the globe to excel in and out of the classroom.



Sign In to Comment

This offering is conducted through Round Here, LLC; SEC file number 007-00284; Central Registration Depository (CRD) number 313211. The compensation paid to Round Here as an intermediary is (a) an initial fee paid by each issuer in the range of $1700 to $3000, an amount determined to cover costs of our escrow services provider over the course of the offering, and other costs of issuer onboarding, bad actor checks, and anti-money laundering (AML) checks,



time, if prior to the deadline, the issuer may close the offering early with notice to you about the new offering deadline at least five (5) business days prior to such new offering deadline ((absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If you do not cancel an investment commitment before the 48-hour period prior to the offering deadline, your funds will be released to the issuer upon closing of the offering and you will receive securities in exchange for your investment.

If total investment commitments do not equal or exceed the target at the deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned. If the issuer makes a material change to the terms of this offering, we will provide notice to you by email. If you do not reconfirm your investment commitment within five (5) business days of receiving that notice, your investment commitment will be cancelled and committed funds will be returned to you.

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